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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 --------------
                                   SCHEDULE TO
                                 (RULE 14D-100)

                                (AMENDMENT NO. 1)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.
                                 CITIGROUP INC.

                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))

                                 --------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                    893939108
                      (CUSIP Number of Class of Securities)

                                 --------------

                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000


Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject to Rule 14d-1.

   [ ]  issuer tender offer subject to Rule 13e-4.

   [X]  going-private transaction subject to Rule 13e-3.

   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser") and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company") relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per share, of the Company, at a purchase price of $41.50 per Share, net to the seller in cash, without interest thereon.


ITEM 12. EXHIBITS.

Item 12 is hereby amended as follows:

(a)(1)(A) Final Offer to Purchase dated March 23, 2000.




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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  SCHEDULE TO AND SCHEDULE 13E-3
                                    CITIGROUP INC.


                                    By: /s/ Charles O. Prince, III
                                        -------------------------------------
                                        Name: Charles O. Prince, III
                                        Title: General Counsel and Corporate
                                               Secretary

                                    THE TRAVELERS INSURANCE GROUP INC.

                                    By: /s/ Irwin Ettinger
                                        -------------------------------------
                                        Name: Irwin Ettinger
                                        Title: Senior Vice President


                                  SCHEDULE 13E-3

                                    TRAVELERS PROPERTY CASUALTY CORP.

                                    By: /s/ Jay S. Fishman
                                       -------------------------------------
                                       Name: Jay S. Fishman
                                       Title: Chairman, President and Chief
                                              Executive Officer

Date: March 24, 2000




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                                 EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------
(a)(1)(A)        Final Offer to Purchase dated March 23, 2000.











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